Exhibit 21

Subsidiaries of Del Monte Foods Company

Del Monte Corporation is a wholly-owned subsidiary of Del Monte Foods Company. The entities listed below are direct or indirect wholly-owned subsidiaries of Del Monte Corporation.

Subsidiaries	Jurisdiction of Incorporation
Del Monte Argentina	Argentina
Hi Continental Corporation	California
College Inn Foods (1)	California
Star-Kist Samoa, Inc.	California
DLM Foods Canada Corp.	Canada
Del Monte Colombiana, S.A.	Colombia
Contadina Foods, Inc.	Delaware
Marine Trading (Pacific), Inc.	Delaware
The Meow Mix Company, LLC	Delaware
Meow Mix Decatur Production I LLC	Delaware
S&W Fine Foods, Inc.	Delaware
Star-Kist Mauritius	Delaware
Del Monte Ecuador DME C.A.	Ecuador
Galapesca, S.A.	Ecuador
Panapesca Fishing, Inc.	Panama
Star-Kist International, S.A.	Panama
Del Monte Peru, S.A.	Peru
Del Monte Andina	Venezuela
Industrias Citrícolas de Montemorelos, S.A. de C.V.	Mexico

(1)	Formerly known as Oak Grove Trucking Company